**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 27, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Babcock & Brown Air Limited**

**File No. 1-33701 - CF#23956**

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Babcock & Brown Air Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on August 7, 2009.

Based on representations by Babcock & Brown Air Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through May 27, 2012 |
| Exhibit 10.2 | through May 27, 2012 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel